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                                May 22, 2024

       Larry Zhang
       President and Principal Financial Officer
       CASI Pharmaceuticals, Inc.
       1701-1702, China Central Office Tower 1
       No. 81 Jianguo Road, Chaoyang District, Beijing, 100025
       People   s Republic of China

                                                        Re: CASI
Pharmaceuticals, Inc.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2023
                                                            Filed March 28,
2024
                                                            File No. 001-41666

       Dear Larry Zhang:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2023

       Introduction, page 4

   1. We note that you have excluded Hong Kong and Macau from your definition of "China,"
                                                        yet it appears that you
have a Hong Kong subsidiary. In future filings, please revise to clarify that the
legal and operational    risks associated with operating in China also apply
                                                        to operations in Hong
Kong/Macau. This disclosure could appear in the definition itself or in an appropriate
discussion of legal and operational risks.
       Part I
       Item 3. Key Information, page 7

   2. In future filings, at the onset of this section, please disclose prominently that you are not a
                                                        Chinese operating
company but a Cayman Islands holding company with operations conducted by your
subsidiaries. In addition, please provide early in this section a diagram
                                                        of the company   s
corporate structure.
 Larry Zhang
CASI Pharmaceuticals, Inc.
May 22, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 or Jason Drory at 202-551-8342 with any other questions.



FirstName LastNameLarry Zhang                             Sincerely,
Comapany NameCASI Pharmaceuticals, Inc.
                                                          Division of
Corporation Finance
May 22, 2024 Page 2                                       Office of Life
Sciences
FirstName LastName